NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010


07076371

August 15, 2007

PE
6-8-07

Mark R. Ziebell
Snell & Wilmer L.L.P.
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/15/2007

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 8, 2007

Dear Mr. Ziebell:

This is in response to your letter dated June 8, 2007 concerning the shareholder proposal submitted to Peregrine by Zachary Smith. We also have received a letter from the proponent dated June 14, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Zachary Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

B

Snell & Wilmer
L.L.P.
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Suite 1400
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DENVER
LAS VEGAS
ORANGE COUNTY
PHOENIX
SALT LAKE CITY
TUCSON

June 8, 2007

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) – Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 7, 2007, Peregrine received a stockholder proposal (the ***"Proposal"***) and supporting statement from Mr. Zachary Smith (***"Mr. Smith"***) for inclusion in the proxy statement (the ***"2007 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2007 Annual Meeting of Stockholders.

We hereby request that the Staff of the Division of Corporation Finance (the ***"Staff" or "Division"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), Peregrine excludes the Proposal from its proxy materials.

Peregrine's 2007 Annual Meeting of Stockholders is tentatively scheduled for October 22, 2007. Peregrine currently intends to file its definitive 2007 Proxy Statement with the Commission on or about August 28, 2007. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mr. Smith informing him of Peregrine's intention to omit the Proposal from its 2007 Proxy Statement.

The Proposal

Mr. Smith, a stockholder of the Company, has submitted for inclusion in the 2007 Proxy Statement a proposal that, in substance, would require the Company to nominate more candidates than open seats on the board of directors for all elections of directors. Mr. Smith's letter to Paul J. Lytle dated May 5, 2007, is attached hereto as **Exhibit A**. Included in the correspondence set forth in Exhibit A are the attachments to Mr. Smith's letter, including the Proposal and a letter dated April 11, 2007 from TD Ameritrade to Mr. Smith verifying that he owns (and has owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

Mr. Smith's Proposal reads as follows:

"Resolved, that the shareholders urge the Board of Directors to take the necessary steps to nominate more candidates then open seats on the Board of Directors, including if necessary, the modification of Peregrine Pharmaceuticals' Certificate of Incorporation, By-laws, Charter of the Nominating Committee, and any other appropriate document or policy. The names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the Company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position.

The minimum number of candidates to be nominated for each Election of Directors will be determined by multiplying the number of open board seats by 1.65 and rounding up any fractional product to the next whole number.

Examples

Number of Open Board Seats	Calculation	Number of Nominees
1	1 x 1.65 = 1.65	2
5	5 x 1.65 = 8.25	9
9	9 x 1.65 = 14.65	15"

Reasons for Omission

As discussed more fully below, Peregrine believes that the Proposal may properly be excluded from the 2007 Proxy Materials pursuant to (i) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the proposal and Rule 14a-8(i)(3) because the Proposal violates proxy rules in that it is false and misleading. Alternatively, should the Staff determine that the Proposal may not be excluded, we believe that certain statements within the

Proposal, which are set out below, may be omitted from Peregrine's 2007 Proxy Materials as they re materially false and misleading under Rule 14a-8(i)(3).

Peregrine acknowledges that the Staff has repeatedly denied the exclusion of proposals urging the board of directors of an issuer to take the necessary steps to nominate at least two (2) candidates for each directorship to be filed by voting of stockholders at annual meetings. *See SBC Communications, Inc.* (January 31, 2001), *Bank of America Corporation* (February 16, 2001) *and General Electric Company* (January 12, 2001). Peregrine believes, however, that the current situation is distinguishable from prior precedents.

A. Rule 14a-8(i)(6) - Company Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company "would lack the power or authority to implement the proposal." In a line of no-action letters, the Staff has consistently allowed companies to omit certain proposals imposing director qualifications on the ground that neither a company nor its board has the power to ensure that directors satisfying the requirements are elected. *See, e.g. General Electric Company* (February 4, 2002) (company allowed to exclude a proposal requesting a majority of the board of directors be independent). While the Proposal does not expressly impose director qualifications, given the regulatory requirements with respect to board and committee composition, it indirectly imposes qualifications on nominees and therefore Peregrine argues that these precedents compel the conclusion that the Proposal is excludable.

Under the Proposal, Peregrine's board of directors (the "Board") would be required to nominate nine (9) candidates to fill the Board's five (5) director seats at each annual election. At the stockholder meeting, the five (5) candidates receiving a plurality of the votes would be elected to the Board. This is consistent with the Staff's position with respect to similar proposals. *See SBC Communications, Inc.* (January 31, 2001) (the Staff noted that "the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two (2) candidates for each open board position").

As a Delaware corporation, the Company's stockholders are vested with the sole authority to elect directors of the Company. Delaware General Corporation Law ("DGCL") §211. While the Board may appoint directors to fill vacancies, such appointees must be elected by the stockholders at the next election of their class in order to remain directors. DGCL §223. Thus, only stockholders may determine who may serve as a director, and only directors may serve on committees of the Board.

As a result of the Sarbanes-Oxley Act of 2002, there are new regulatory requirements for publicly listed corporations that require the audit, compensation and nominating committees of the board of directors to be composed entirely of independent directors. The Commission's rules require public companies to disclose whether there is at least one (1) audit committee financial expert serving on the audit committee. *See Item 401(h) of Regulation S-K,* 17 CFR 229.401(h). In addition, NASDAQ rules require that each member of the audit committee must be able to read and understand financial statements (the "Financial Sophistication Requirement"). *See NASDAQ Marketplace Rule 4350(d)(2).* Peregrine takes corporate governance seriously and is proud it complies with the foregoing committee requirements. The Board is committed to the continued compliance with all board and committee composition requirements.

While the present situation is not squarely on point with this line of no action letters, adoption of this Proposal would place Peregrine in an analogous situation whereby it would be near impossible to ensure that the resulting Board (and committee) composition would be in compliance with SEC and NASDAQ rules and regulations or Peregrine's existing audit, compensation and nominating committee charters. This creates an insurmountable task of finding six (6) candidates who not only qualify as "audit committee financial experts" but who would also be willing to go through the interview process and serve on the Board given the lottery approach to their likely election. Consequently, by its very nature, the Mr. Smith Proposal imposes qualification requirements on the candidates and is therefore excludable pursuant to Rule 14a-8(i)(6) as evidenced by the previously cited line of no-action letters.

Recent SEC and NASDAQ rules and regulations impose requirements with respect to board and committee composition. Most notably, Peregrine must ensure that its board and committees thereof satisfy certain recent independence and financial sophistication requirements. Because the Board does not have the power or authority to dictate who is elected as a director of the Company, the Board cannot ensure that a sufficient number of "independent directors," will be elected to serve on the Company's board of directors, or any of the three (3) committees of the board, as required by NASDAQ rules or as may be necessary to comply with the respective committee charters. More significantly, the Board cannot ensure whether one (1) of the candidates elected will qualify as an "audit committee financial expert" or whether two (2) others meet the Financial Sophistication Requirement, unless eight (8) of the nominees meet the requisite independence requirements and Financial Sophistication Requirement and six (6) of the candidates qualify as an "audit committee financial expert".

The Staff has consistently permitted companies to exclude proposals that request a company's board of directors to adopt requirements that all committee members be "independent" on the basis that it is simply impossible for the board to ensure a sufficient number of "independent" directors will be elected. *See, e.g., Peabody Energy Corporation* (February 23, 2004) (proposal urging policy that only independent directors, as defined in the proposal, may serve on the board's various committees); *Alcide Corporation* (avail. Aug. 11, 2003) (proposal to require members of compensation committee to be "otherwise independent" as defined by SEC rule); *I-many Inc.* (avail. Apr. 4, 2003) (proposal mandating compensation committee comprised solely of non-management directors and at least one (1) independent, non-director shareholder); *Archon Corp.* (avail. March 16, 2003).

B. Rule 14a-8(i)(3) – The Proposal Contains Materially False and Misleading Statements.

The Proposal may be excluded in its entirety under Rule 14a-8(i)(3) because the Proposal contains statements that are either false or misleading in violation of Rule 14a-9. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance...is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." SLB 14.

Mr. Smith's Statements in the Proposal That Are Materially False or Misleading.

In the supporting statement for the Proposal, Mr. Smith states the following:

"Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the Company presents only one nominee to fill each open seat on the board of Directors. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for all nominees, but that process does not affect the outcome of director elections and the Company's own proxy materials have stated that "proxies voted to 'Withhold Authority' and broker non-votes will have no practical effect."

"The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our Company management diligently; or who serves as a consultant to the Company that could compromise independence; or pose other problems."

Mr. Smith's first claim above that "[s]tockholders today are not given a 'true' option" is false and misleading in two manners. First, stockholder voting is conducted in accordance with state corporate and federal securities laws, rules and regulations, which together establish a framework for stockholders to make nominations in accordance with the bylaws of the company and to freely vote their shares. Moreover, many reforms have been enacted that have provided stockholders with effective ways to oppose candidates. These range from expanding the ability to conduct "vote no" campaigns to lowering the costs and regulatory impediments to conducting contests. This statement's implication that stockholders don't enjoy an open election process or that they have been stripped over their ability to oversee management is similar to statements which the Staff concurred could be excluded in *Unocal Corporation* (avail. Feb. 19, 1988) and *Mobil Corporation* (avail. Feb. 19, 1988) (allowing exclusions of false statements that "there are no free elections in corporate America").

Second, it is false and misleading to imply that Peregrine's stockholders do not have a choice in the election of directors or that Peregrine represents a "typical" board election. Peregrine has indicated in its prior proxy statements that stockholders of record may submit director nominations for consideration by the Nominating and Governance Committee of Peregrine's Board of Directors. In light of the foregoing, Mr. Smith's attempt to generalize the corporate election process and apply its alleged shortcomings to Peregrine is false and misleading and should be omitted as a result.

The second statement above, that "The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our Company management diligently; or who serves as a consultant to the Company that could compromise independence; or pose other problems" is also false and misleading as it strongly suggests that the nominees for election to Peregrine's board of directors suffer from the enumerated negative characteristics. Yet, a reading of prior proxy statements clearly indicates that the foregoing negative characteristics are not representative of the nominees.

For the reasons set forth above, the Proposal should be excluded from the 2007 Proxy Statement.

Mr. Smith Makes an Apparent Factual Statement in the Proposal without accompanying Substantiation, Rendering the Statement Materially False or Misleading

In the support for the Proposal Mr. Smith asserts that "[e]ven directors of near bankrupt Companies have in the past enjoyed re-election with 90%+ pluralities" however he provides no authority or support of any kind for such inflammatory statement. It would be misleading to allow the statement to remain in the Proposal unless its accuracy can be verified. The Staff has required substantiation of similar statements in situations where proponents cast opinions as facts without providing any factual support. *See, e.g., Boeing Co.* (avail. February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included). Similarly, Mr. Smith's supporting statement identified above does contain the proper citation or support, and therefore may be omitted pursuant to Rule 14a-8(i)(3) unless such information is provided.

For the reasons set forth above, we believe that Mr. Zachary Smith's Proposal may be omitted from the 2007 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding the Proposal or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:rp

Enclosures

cc: Mr. Zachary Smith
103 Cedar Street
Cornwall, PA 17016

May 5, 2007

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Tustin, CA 92780

Sir,

Enclosed is my shareholder proposal offered up for consideration by the stockholders of Peregrine Pharmaceuticals. This proposal is being submitted for stock held in a TD Ameritrade account in my name and social security number. These holdings include over 2600 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Zachary Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 www.tdameritrade.com

April 11, 2007

Zachary Smith
103 Cedar Street
Cornwall, PA 17016-0321

RE: Ameritrade Account Ending in 7011 & 1981

Dear Mr. Smith:

I have reviewed your e-mail regarding your TD AMERITRADE accounts referenced above.

Pursuant with your request, please accept this letter as documentation that 2,630 shares of Peregrine Pharmaceuticals, Inc. (PPHM) have been continuously held in street name since prior to March 17, 2003, for the benefit of the TD Ameritrade accounts referenced above. Our records indicate this position was transferred into your account ending in 7011 on March 17, 2003, from Datek, and then transferred into your account ending in 1981 on May 24, 2006.

Sincerely,



Phillip E. Pogue
Client and Regulatory Relations Analyst
Corporate Compliance
TD Ameritrade, TD Division of Ameritrade, Inc.
Member NASD/SIPC

Stockholder Proposal

Require Peregrine Pharmaceuticals (the Company) to Nominate More Candidates Then Open Seats on the Board of Directors for All Elections of Directors

The Proposal Details

Resolved, that the shareholders urge the Board of Directors to take the necessary steps to nominate more candidates then open seats on the Board of Directors, including if necessary, the modification of Peregrine Pharmaceuticals' Certificate of Incorporation, By-laws, Charter of the Nominating Committee, and any other appropriate document or policy. The names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the Company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position.

The minimum number of candidates to be nominated for each Election of Directors will be determined by multiplying the number of open board seats by 1.65 and rounding up any fractional product to the next whole number.

Examples

Number of Open Board Seats	Calculation	Number of Nominees
1	1 x 1.65 = 1.65	2
5	5 x 1.65 = 8.25	9
9	9 x 1.65 = 14.65	15

Why Stockholder is Seeking Your Support and Approval

Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the Company presents only one nominee to fill each open seat on the Board of Directors. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for all the nominees, but that process does not affect the outcome of director elections and the Company's own proxy materials have stated that "proxies voted to 'Withhold Authority' and broker non-votes will have no practical effect." The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our Company management diligently; or who serves as a consultant to the Company that could compromise independence; or pose other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the Election of Directors at the annual meeting is largely perfunctory. Even directors of near bankrupt Companies have in the past enjoyed re-election with 90%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

Please vote 'Yes' in support of this proposal.

June 14, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Zachary C. Smith
Company - Peregrine Pharmaceuticals
Letter Dated June 8, 2007 by Mark Ziebel of Snell & Wilmer

Dear Ladies and Gentlemen,

The substance of my proposal is the same as a 2005 proposal that the SEC did not allow Peregrine to exclude. That proposal received somewhere around 35-40% of the votes cast by stockholders of Peregrine Pharmaceuticals. Similar proposals have been included on the proxies of many companies, including Berkshire Hathaway, General Electric and FedEx. This proposal can not be excluded as is the desire of Peregrine Pharmaceuticals.

Mr. Ziebell, on the behalf of Peregrine, is so desperate to have this proposal excluded, that he resorts to attacking the supporting statement. The verbiage that is attacked is the same as what appeared on the 2005 proposal that appeared on Peregrine's Proxy and as was previously reviewed by the SEC. These exact statements have been reviewed time and time again by the SEC and your own repeated approval of these statements has already set an undeniable precedent and is if fact proof of its correctness and acceptability. If in fact the SEC did take issue with any of the supporting statement, the SEC most certainly must view such deficiency as correctable under the circumstances.

Mr. Ziebell is shameless in his attack, stating that shareholders have the ability to conduct "vote no" campaigns. What Mr. Ziebell fails to tell the SEC is that Peregrine Pharmaceuticals currently does not have majority voting. The Board of Directors controls who is nominated. Peregrine also has never, to my knowledge, nominated more directors than board seats. Peregrine only allows votes "For" or votes "Withhold Authority" for the directors nominated, and only allows stockholders to vote on the entire group, not individual nominees. Peregrine itself in the proxy materials even states year after year, and I quote, 'proxies voted to "Withhold Authority" and broker non-votes will have no practical effect.' If Mr. Ziebell and Peregrine really wanted to provide stockholders a "true" option, as Mr Ziebell suggests they already have, then Peregrine's directors would have already implemented true majority voting - which of course, they have not.

Respectfully,



Zachary C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Cc: Attn: Mark Ziebell
Snell & Wilmer
600 Anton Blvd.
Suite 1400
Costa Mesa, CA 92626-7689

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 15, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 8, 2007

The proposal urges the board to take the necessary steps to nominate more candidates than open seats on the board, with the minimum number of candidates for each election of directors to be determined in accordance with the formula specified in the proposal.

We are unable to concur in your view that Peregrine may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Peregrine may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Peregrine may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Peregrine may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Ted Yu
Special Counsel

END